Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch
(202) 419-8416
clynch@stradley.com

January 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esquire
	Re:	GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. White:

On December 1, 2022, you provided initial comments to Post-Effective Amendment No. 91 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).  On January 24, 2023, we filed correspondence responding to those comments (the “Initial Response Letter”).
On January 25, 2023, you provided additional comments in response to the Initial Response Letter.  Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act (the “485(b) Filing").  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

comments

1) Comment:  We note Registrant’s responses to comments 1, 2 and 3 related to “impact” reference the SEC proposing releases with respect to ESG and fund names.  The Staff believes its comments are consistent with existing rules and form requirements as well as investor expectations of impact funds.  Please acknowledge our disagreement in correspondence.

Response:  Registrant acknowledges this disagreement.

2) Comment:  The Staff did not see a response to the second part of comment 4 relating to securities issued by foreign governments and the Fund’s impact criteria.  Please revise and include.

Response:  As stated in its revised disclosure, “the Adviser and/or Sub-Adviser may consider whether investments promote impact goals, including, but not limited to, decent work and economic growth, good health and well-being, quality education, reduced inequalities, affordable and clean energy and responsible consumption and production.”  In its response to comment 4, Registrant also directed the Staff to comment 19, where it revised the second sentence in the “Impact Investing” disclosure under the “Additional Information About Principal Strategies & Risks” section.  As revised in that response, the disclosure states (new disclosure italicized):

The Adviser utilizes its impact framework to assess whether its investments with nonprofit organizations and funds, and a Sub-Adviser’s investments in companies and government securities, effectively promote the Adviser's three impact themes …

Registrant examines securities issued by foreign governments using the same impact framework as it does other types of investments, and believes that this is appropriately disclosed as revised in the 485(b) Filing.

3) Comment:  With respect to comment 4, Registrant proposed to add a bullet point that the Adviser may consider impact goals. Is impact optional for the fund? Please clarify.

Response:  Registrant has revised the disclosure referenced in comment 4 to state that it “will consider whether investments promote impact goals ….”

4) Comment: The Staff has withdrawn comment 18.

Response:  Registrant has elected to remove the disclosure consistent with the Staff’s original comment.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8416, or Joshua D. Borneman at (202) 507-5172, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:        Melanie Childers
Matthew A. Wolfe, Esquire
Joshua D. Borneman, Esquire